Exhibit 99.6

Logo lumi user guide virtual meeting please read carefully To start This year the meeting will take place virtually You will be able to participate online using your smartphone tablet or computer you will be able to view a live webcast of the meeting ask the board questions. And submit your votes in real time you may also provide voting instructions before the meeting by completing the form of proxy or voting information form that has been provided to you. Important notice for non registered holders Non registered holders being shareholders who hold their shares through a broker investment dealer bank trust company custodian nominee or other intermediary who have not duly appointed themselves as proxy will not be able to participate at the meeting. If you are a non registered holder and wish to attend and participate at the meeting you should carefully follow the instructions set out on your voting informations form and in the management information circular relating to the meeting in order to appoint and register yourself as proxy otherwise you will be required to login as a guest. Registered shareholders and appointed proxy select I have a login guests select I am a guest and fill in the form graphic To participate online Make sure the browser on your device is compatible you will need the latest version of chrome safari edge or firefox internet explorer is not supported Using your smartphone tablet or computer go to the following address Meeting access https web.lumlagm.com 275227875 Caution internal network security protocols including firewalls and vpn connections may block access to the lumi platform for your meeting if you are experiencing any difficulty connecting or watching the meeting ensure your vpn setting is disabled or use computer on a network not restricted to security settings of your organization. You will need the following information to login Meeting id 275 227 875 Password precision 2022 Registered shareholders the control number listed on your form of proxy Appointed proxy the control number or username provided by the transfer agent Registered shareholders enter the control number listed on your form of proxy and the password above Appointed proxy enter the control number or username provided by the transfer agent and the password above graphic

Graphic Once logged in you will see the home page where you can access the meeting information documents and the broadcast Voting graphic Once voting has opened the voting tab will appear the resolutions and voting choices will be displayed in that tab to vote select one of the voting options your choice will be highlighted a confirmation message will also appear to show your vote has been received the number of resolutions for which you have voted or not yet voted is displayed at the top of the screen you can change your votes until the end the voting period by simply selecting another choice you will continue to hear the meeting proceedings to return to the broadcast tab on mobile tap on the broadcast button after having voted Graphic To watch the meeting press on the broadcast icon on a computer the broadcast will appear automatically at the right side once the meeting has started Graphic Questions to ask a question select the messaging tab type your question within the box at the top of the screen and click the send arrow questions sent via the lumi agm online platform will be moderated before being sent to the chair Graphic www.lumiglobal.com logo